

December 16, 2014

Via E-mail
Shou-Kang Chen
Chief Financial Officer and
 Director
ChipMOS Technologies (Bermuda) LTD.
No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

     Re: **ChipMOS Technologies (Bermuda) LTD.**
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed April 25, 2014
              File No. 000-31106

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of ChipMOS Technologies (Bermuda) Ltd., page F-3

1.   The audit report included on page F-3 is not signed by your Independent Registered Public Accounting Firm as required by Rule 2-02 (a) of Regulation S-X. Please amend the filing to provide an audit report which is signed by your independent auditor. Refer to Item 302 of Regulation S-T which provides guidance on including signatures in electronic filings.

Shou-Kang Chen
ChipMOS Technologies (Bermuda) LTD.
December 16, 2014
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3676 if you have questions regarding the comment on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief